DANE EXPLORATION INC.
3577 - 349 West Georgia Street
Vancouver, British Columbia, Canada V6B 3Y4
dchristie@daneexploration.com
_____________________________________________________________________________________

Mr. John Reynolds
Assistant Director
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street N.E.
Washington, D.C.
USA 20549 Tel (202) 551-3536

BY COURIER
May 23, 2012

Re:          Dane Exploration Inc. Request to Withdraw Post-Effective
Amendment to Registration Statement on Form S-1 (RW) Filed April 30, 2012
File No. 333-172450

Dear Mr. Reynolds

Thank you for the information provided by Mr. Regan during my call with him on May 22, 2012.

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, (the “Securities Act”), the Company hereby requests immediate withdrawal of its Post Effective Amendment to Registration Statement on Form S-1 (File No. 333-172450), which was filed with the Securities and Exchange Commission (the “Commission”) on April 30, 2012, along with any exhibits (the “Post Effective Amendment”).

The Company believes that withdrawal of the Post Effective Amendment is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act. The Company is withdrawing the Post Effective Amendment based the determination that a Form S-1 Post Effective Amendment cannot be filed subsequent to the expiry date of the underlying Form S-1 for which it is filed. The Company confirms that no securities have been, or will be, distributed, issued or sold pursuant to the Post Effective Amendment or the prospectus contained therein.

The Company now intends to file a fresh Form S-1 for review with the aim of creating a new offering of common shares to the public which will complete its strategic financing initiative.

We respectfully request that the Commission consent to this application on the grounds that the withdrawal of the Post Effective Amendment is consistent with public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

Best regards,

DANE EXPLORATION INC.

/s/ David Christie____________
David Christie
President and CEO

cc:           Mr. Michael J. Morrison